

July 5, 2012

Via E-Mail
Mr. Jeffrey A. Swinoga
Chief Financial Officer
North American Palladium Ltd.
200 Bay Street,
Royal Bank Plaza, South Tower, Suite 2350
Toronto, Ontario M5J 2J2

> **Re:** **North American Palladium Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 001-15142**

Dear Mr. Swinoga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 1.3 – Audited Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page 8

Mining Interests, page 11

1.   Please describe your accounting policy related to waste removal costs associated with your surface mining activities, quantifying the amounts that you have capitalized in each of the years presented.

7. Mining Interests, page 19

2.   We note that on January 17, 2012 you announced that you ceased the mining operations at the Sleeping Giant mine due to insufficient operating margin to justify continuing operations, resulting in a non-cash impairment charge of $49.2 million for the year ended December 31, 2011. Please explain why you have not presented the results of operations of the Sleeping Giant Mine as discontinued operations for all periods presented, specifically addressing your consideration of paragraphs 13 and 30 through 32 of IFRS 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining